FILED BY HERCULES INCORPORATED
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Hercules Incorporated
Commission File Number 1-00496

Ashland Acquisition Q&A for WebWorks – July 28

General Questions

1.	Would the current Hercules Car Policy remain in place until 12/31/2010? What is Ashland’s policy?

Ashland has a car policy that covers its sales force. The integration team will review both companies’ car policies, analyze costs, and recommend whether the current Hercules Car Policy should remain in place or be changed or discontinued. (Similar to Hercules, in addition to the car policy applicable to the sales force, Ashland also provides cars to certain employees outside of the U.S. as part of the total competitive compensation package required in some geographic regions for certain levels of jobs).

2.	Would Ashland continue to use the current Medical Facilities/Staff located at MCW, Research Center and Hopewell?

Ashland employs its own medical staff and uses external service providers to perform some services. Future medical services and sourcing for these services will be determined as part of the integration team’s efforts.

3.	Could Hercules employees be given access to Ashland’s intranet so we can have a better understanding of their business?

Until the acquisition closes, both Hercules and Ashland need to operate as independent companies. Therefore, it is not appropriate for Hercules’ employees to have access to Ashland’s internal website, or vice-versa. Information is available on Ashland’s internet site, including the company’s publicly available annual and quarterly reports.

4.	When will plant visits begin and will any of the plants be shut down or downsized?

Plant visits around the globe will begin as soon as the integration team is formed and the approach and timeline is determined. There are no known plans regarding plant shutdowns. The integration team will assess the combined company’s manufacturing needs.

5.	Has Ashland purchased shares of Hercules stock since the announcement of the transaction on July 11, 2008 and how many shares of Hercules stock does Ashland own?

Ashland does not own any Hercules stock.

HR-Related Questions
1.	Hercules’ performance evaluations and merit increases are completed in March of each year. Will the process and timing be the same this year?

No change in process or timing is expected for this year. The merit budget will be determined in October 2008 and the annual performance reviews and merit effective dates will follow the same schedule as in previous years.

2.	How would the proposed acquisition impact restricted stock that was granted within the past year?

Any restricted stock granted in the last year, or in any prior year, would automatically vest immediately prior to the closing. If your employment with Hercules ends before the closing date, the normal terms and conditions of the LTICP will apply.

3.	Will a voluntary severance package be offered?

No voluntary severance package is being contemplated at this time.

4.	Is the Ashland expatriate policy similar or significantly different from the Hercules Policy? Will I be eligible for severance if Ashland offers to move me to some other location when my current assignment ends and I refuse?

If you are currently an expatriate, your specific situation will be addressed, if necessary, as part of the integration efforts.

5.	Does Ashland offer an employee stock purchase program?

No.

6.	When would Hercules employees who are currently not Management Incentive Compensation Plan (MICP) eligible be eligible for a bonus? Is the bonus plan separate from the pension plan?

Ashland has an annual bonus plan that includes most of its employees not otherwise eligible for variable pay. The merger agreement provides that former Hercules employees, in the aggregate, will maintain their pre-closing level of total rewards. Under preliminary plans, Hercules employees would not be eligible for Ashland’s bonus plan until 2011. Employees represented by unions may not be eligible for Ashland’s bonus plan unless the bonus is included in a negotiated agreement.

Ashland’s bonus payments are currently included in determining the contribution to the employee’s cash balance plan accounts. As explained in the HR Q&A dated 7/16/2008, Ashland’s plan is subject to change after 12/31/2010.

7.	Is there any additional information about how vacation carryover will be handled?

As communicated in the HR Q&A dated 7/16/2008, Ashland’s vacation policy doesn’t permit vacation carryover. Ashland allows eligible employees to buy or sell up to five vacation days per year. Hercules’ vacation policy will remain in effect until 12/31/2010. Any vacation carryover existing at 12/31/2010 that complies with the limits outlined in Hercules’ vacation policy (e.g. 5 days of carryover allowed after 5 years of service) will be paid out by Ashland. Any vacation carryover that exists at 12/31/2010 that exceeds the limits outlined in Hercules’ vacation policy will be forfeited, unless specifically approved by Ashland due to significant involvement in the integration efforts. Hercules employees should make every effort to use any carryover in excess of the policy defined limits before 12/31/2010.

8.	Will Ashland honor any vacation agreement which has been negotiated with Hercules at the time of employment and confirmed in Hercules’ letter of employment?

Yes.

9.	Does Ashland offer relocation packages?

Ashland offers relocation packages and provides relocation services through an in-house staff. The integration team will review both companies’ relocation policies to determine the future relocation policy applicable to former Hercules employees.

10.	If an employee is on LTD, would coverage end on the closing date or after 12/31/2010?

No.

Pension–Related Questions

1.	After 12/31/2010, would years of age and service combined be carried over to mark an eligibility for participation in the Ashland Cash Balance Plan (assuming Ashland has same or similar-type plan) and thus give former Hercules employees a corresponding number of 'points' to qualify for cash credits?

Yes.

2.	Does Ashland's pension policy currently permit 51% withdrawal of the present value of the accrued pension (and roll-over to IRA) at time of retirement? Assuming a Hercules employee retires after closing and before 12/31/2010, would that employee be able to withdraw the same 51% of pension for roll-over?

Ashland’s current Cash Balance Plan allows for 100% withdrawal (and roll-over to an IRA) at the time of retirement, if age 55 or older. If a Hercules employee retired after the closing, the 51% lump sum distribution would be an option for his or her Hercules benefit accrued through 2004, assuming the employee was eligible as outlined in Hercules’ pension plan.

3.	I understand at the end of 2010 our accrued benefit would be calculated and become our vested pension and that years of service with Ashland would count towards that eligibility. If we are not eligible for early or full retirement at the end of 2010, would the years of service after 2010 combine with years of service prior 12/31/2010 to give us the maximum benefit?

Years of service with Ashland after 2010 would count towards calculating your eligibility for the Hercules pension plan.

4.	I am eligible for retirement. Will I be able to join the Hercules Pensioners’ Health Plan after the closing and before 12/31/2010?

Yes. If you retire now or anytime prior to 12/31/2013, you will be eligible for coverage under Hercules’ Retiree health and welfare program until 12/31/2011, subject to the same monthly maximum monthly employer costs existing today. After 12/31/2011, you will be eligible for the lesser of the Hercules Retiree health and welfare plan and the Ashland retiree health and welfare benefit applicable to Hercules’ grandfathered retirees.

5.	Does Ashland allow employees to retire at 60 with full pension?

Under a cash balance plan, the full lump sum is payable after attaining age 55.

6.	Do I have to be 55 years old by 2010 to be eligible for reduced early retirement benefit under the Hercules Pension Plan?

No. Let’s take an example in which an individual has a guaranteed minimum benefit from Hercules and is employed by Ashland to some date in the future. Assume the following scenario:

The Hercules employee is now age 52, and will be 54 in 2010.
The Hercules employee works as an Ashland employee until 2013, age 57.
The individual elects to receive retirement benefits at age 57.

This individual will continue to participate in and accrue benefits under the Hercules Pension Plan for two years (until 12/31/10).

For three years beyond 12/31/10 he or she will accrue benefits under the Ashland Plan.

At age 57 and upon retirement, the individual will receive his or her Hercules early benefit (reduced from age 60) and his or her Ashland benefit.

Forward-Looking Statements
This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Hercules’ current expectations about Ashland’s acquisition of Hercules. Although Hercules believes its expectations are based on what management believes to be reasonable assumptions, it cannot assure the expectations reflected in this document will be achieved as they are subject to risks and uncertainties that are difficult to predict and may be outside of Hercules’ control. These risks and uncertainties may cause actual results to differ materially from those stated, projected or implied. Such risks and uncertainties include the possibility that the transaction may not close, including as a result of failure to obtain the approval of Hercules stockholders; the possibility that financing may not be available on the terms committed; and other risks that are described in filings made by Hercules with the Securities and Exchange Commission in connection with the proposed transaction. Other factors, uncertainties and risks affecting Hercules are contained in Hercules’ periodic filings made with the Securities and Exchange Commission, including Hercules’ Form 10-K for the fiscal year ended December 31, 2007, and Hercules’ Form 10-Q for the quarter ended March 31, 2008 and available on Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov. Hercules undertakes no obligation to subsequently update or revise the forward-looking statements made in this document to reflect events or circumstances after the date of this document.

Additional Information
In connection with the proposed transaction, Ashland and Hercules will be filing documents with the SEC, including the filing by Ashland of a registration statement on Form S-4, and the filing by Hercules of a related preliminary and definitive proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov.

Hercules and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Hercules in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Hercules is also included in Hercules’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2008. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Ashland and Hercules as described above.